UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC. (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

6.00% Convertible Senior Notes due 2015

(Title of Class of Securities)

007903 AK3

007903 AL1

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President and General Counsel and Secretary

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$800,000,000	$57,040

*	Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 6.00% Convertible Senior Notes due 2015 (the “Notes”) assuming that $800,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.
**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Advanced Micro Devices, Inc., a Delaware corporation (“AMD” or the “Company”), in connection with AMD’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated July 26, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $800,000,000 aggregate principal amount (the “Maximum Tender Amount”) of AMD’s outstanding 6.00% Convertible Senior Notes due 2015 (the “Notes”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Advanced Micro Devices, Inc., a Delaware corporation. The address of its principal executive offices is One AMD Place, Sunnyvale, California 94088 and its telephone number is (408) 749-4000.

(b) Securities. The class of securities subject to the Offer to Purchase is the Company’s 6.00% Convertible Senior Notes due 2015. As of July 21, 2010, there was $1,580 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. Advanced Micro Devices, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled “The Company” in the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title
Derrick R. Meyer	President and Chief Executive Officer, Director
Robert J. Rivet	Executive Vice President, Chief Operations and Administrative Officer
Thomas J. Seifert	Senior Vice President and Chief Financial Officer
Emilio Ghilardi	Senior Vice President and Chief Sales Officer
Harry Wolin	Senior Vice President, General Counsel and Secretary
Rick Bergman	Senior Vice President and General Manager, Products Group
W. Michael Barnes	Director
John E. Caldwell	Director

Name	Title
Bruce L. Claflin	Chairman of the Board
Craig A. Conway	Director
Nicholas M. Donofrio	Director
H. Paulett Eberhart	Director
Waleed Al Muhairi	Director
Robert B. Palmer	Director

The business address and telephone number for all of the above directors and executive officers are c/o Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, tel. (408) 749-4000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” “Proration” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements with respect to its common stock:

(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(3)	2000 Employee Stock Purchase Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 7, 2007, is hereby incorporated by reference.

(4)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(5)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(6)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, as amended February 12, 2009, filed as Exhibit 10.5(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, is hereby incorporated by reference.

(7)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(8)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(9)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 14, 2005, is hereby incorporated by reference.

(10)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(11)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(12)	Third Amended and Restated 2004 Equity Incentive Plan, incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 5, 2010.

(13)	Form of U.S. 2004 Equity Incentive Plan Stock Option Grant Notice, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(14)	Form of Stock Option Agreement for Non-U.S. Participants—Stock Option Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(15)	Form of Restricted Stock Unit Agreement for Non-U.S. Participants—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(16)	Form of Terms and Conditions For Participants Located in the U.S.—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(17)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(18)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(19)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(20)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(21)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(22)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(23)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(24)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with the Notes:

(1)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

(2)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with other securities of the Company:

(1)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

(2)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

(3)	Indenture, including the Form of 8.125% Note, governing 8.125% Senior Notes due 2017, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

(4)	Registration Rights Agreement dated November 30, 2009 by and among Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1)	None.

(2)	None.

(3)	The sections of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” and “Source and Amount of Funds” are hereby incorporated by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.

(1)	On May 21, 2010, the Company repurchased in open market purchases $25 million in aggregate principal amount of the Notes for $24.1 million, at a purchase price of $965.10 for each $1,000 principal amount of Notes, $25 million in aggregate principal amount of the Notes for $24.2 million, at a purchase price of $967.50 for each $1,000 principal amount of Notes, and $5.5 million in aggregate principal amount of the Notes for $5.3 million, at a purchase price of $970.00 for each 1,000 principal amount of Notes.

(2)	On May 24, 2010, the Company repurchased in open market purchases $4.5 million in aggregate principal amount of the Notes for $4.4 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(3)	On May 25, 2010, the Company repurchased in open market purchases $10.0 million in aggregate principal amount of the Notes for $9.7 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(4)	On May 26, 2010, the Company repurchased in open market purchases $4.0 million in aggregate principal amount of the Notes for $3.9 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(5)	On June 1, 2010, the Company repurchased in open market purchases $5.0 million in aggregate principal amount of the Notes for $4.8 million, at a purchase price of $968.75 for each $1,000 principal amount of Notes.

(6)	On June 2, 2010, the Company repurchased in open market purchases $5.0 million in aggregate principal amount of the Notes for $4.9 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(7)	On June 3, 2010, the Company repurchased in open market purchases $1.7 million in aggregate principal amount of the Notes for $1.6 million, at a purchase price of $968.75 for each $1,000 principal amount of Notes, and $25 million in aggregate principal amount of the Notes for $24.3 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(8)	On June 7, 2010, the Company repurchased in open market purchases $25 million in aggregate principal amount of the Notes for $24.3 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

(9)	On June 8, 2010, the Company repurchased in open market purchases $40 million in aggregate principal amount of the Notes for $38.8 million, at a purchase price of $969.50 for each $1,000 principal amount of Notes.

(10)	On June 9, 2010, the Company repurchased in open market purchases $3.7 million in aggregate principal amount of the Notes for $3.6 million, at a purchase price of $970.00 for each $1,000 principal amount of Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Managers, Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)	The audited consolidated financial statements of the Company set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 19, 2010 are incorporated herein by reference.

(2)	The unaudited consolidated financial statements of the Company set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2010 are incorporated herein by reference.

(3)	Ratio of earnings to fixed charges:

	Three Months Ended		Year Ended
	March 27, 2010	March 28, 2009	Dec. 26, 2009	Dec. 27, 2008
Ratio of earnings to fixed charges*	8.86x	—	1.63x	—

*	For purposes of computing the ratio of earnings to fixed charges, fixed charges primarily consist of interest expense on long-term debt and capital leases, interest capitalized and that portion of rental expense deemed to be representative of interest and for all periods of fiscal 2009, also includes the Class B preferred accretion. Earnings primarily consist of income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest and fixed charges, less interest capitalized and for all periods of fiscal 2009, also exclude the Class B preferred accretion. For the year ended December 27, 2008 and the three months ended March 28, 2009, earnings were insufficient to cover fixed charges by approximately $2.4 billion and $306 million, respectively.

(4)	The book value per share of the Company’s common stock as of March 27, 2010 was $1.13.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated July 26, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated July 26, 2010 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed July 26, 2010).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 7, 2007, is hereby incorporated by reference.

(d)(4)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(5)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, as amended February 12, 2009, filed as Exhibit 10.5(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, is hereby incorporated by reference.

(d)(7)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(8)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(9)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 14, 2005, is hereby incorporated by reference.

(d)(10)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(11)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(12)	Third Amended and Restated 2004 Equity Incentive Plan, incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 5, 2010.

(d)(13)	Form of U.S. 2004 Equity Incentive Plan Stock Option Grant Notice, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(14)	Form of Stock Option Agreement for Non-U.S. Participants—Stock Option Award— Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(15)	Form of Restricted Stock Unit Agreement for Non-U.S. Participants—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(16)	Form of Terms and Conditions For Participants Located in the U.S.—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(17)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(18)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(19)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(20)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, is hereby incorporated by reference.

(d)(21)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, is hereby incorporated by reference.

(d)(22)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(d)(23)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(d)(24)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

(d)(27)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

(d)(28)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

(d)(29)	Indenture, including the Form of 8.125% Note, governing 8.125% Senior Notes due 2017, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

(d)(30)	Registration Rights Agreement dated November 30, 2009 by and among Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

(d)(31)	Form of Stock Option Agreement for U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed May 20, 2010, is hereby incorporated by reference.

(d)(32)	Form of Stock Option Agreement for Non-U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K filed May 20, 2010, is hereby incorporated by reference.

(d)(33)	Form of Restricted Stock Unit Agreement for U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Current Report on Form 8-K filed May 20, 201, is hereby incorporated by reference.

(d)(34)	Form of Restricted Stock Unit Agreement for Non-U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Current Report on Form 8-K filed May 20, 201, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President and General Counsel and Secretary

Dated: July 26, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated July 26, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated July 26, 2010 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed July 26, 2010).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 7, 2007, is hereby incorporated by reference.

(d)(4)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(5)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, as amended February 12, 2009, filed as Exhibit 10.5(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, is hereby incorporated by reference.

(d)(7)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(8)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(9)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 14, 2005, is hereby incorporated by reference.

(d)(10)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(11)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(12)	Third Amended and Restated 2004 Equity Incentive Plan, incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 5, 2010.

(d)(13)	Form of U.S. 2004 Equity Incentive Plan Stock Option Grant Notice, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(14)	Form of Stock Option Agreement for Non-U.S. Participants—Stock Option Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(15)	Form of Restricted Stock Unit Agreement for Non-U.S. Participants—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(16)	Form of Terms and Conditions For Participants Located in the U.S.—Restricted Stock Unit Award—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(17)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(18)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(19)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(20)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, is hereby incorporated by reference.

(d)(21)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, is hereby incorporated by reference.

(d)(22)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(d)(23)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(d)(24)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed April 30, 2007, is hereby incorporated by reference.

(d)(27)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

(d)(28)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed August 14, 2007, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(29)	Indenture, including the Form of 8.125% Note, governing 8.125% Senior Notes due 2017, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

(d)(30)	Registration Rights Agreement dated November 30, 2009 by and among Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 1, 2009, is hereby incorporated by reference.

(d)(31)	Form of Stock Option Agreement for U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed May 20, 2010, is hereby incorporated by reference.

(d)(32)	Form of Stock Option Agreement for Non-U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K filed May 20, 2010, is hereby incorporated by reference.

(d)(33)	Form of Restricted Stock Unit Agreement for U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Current Report on Form 8-K filed May 20, 201, is hereby incorporated by reference.

(d)(34)	Form of Restricted Stock Unit Agreement for Non-U.S. Senior Vice Presidents and above—Advanced Micro Devices, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Current Report on Form 8-K filed May 20, 201, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Filed herewith.